February 2009 Pricing Sheet dated February 2, 2009 relating to Preliminary Terms No. 32 dated February 2, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities
RevConsSM
Based on the Units of United States Oil Fund, LP Due August 5, 2009
Reverse Convertible Securities
PRICING TERMS – FEBRUARY 2, 2009
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,000,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	August 5, 2009
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	35.21127, which is the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger level:	60%
Trigger price:	$17.04, which is equal to the product of the trigger level times the initial share price.
Determination date:	July 31, 2009 (3 business days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	20.10% per annum, payable monthly beginning March 5, 2009.
Underlying stock:	Units of United States Oil Fund, LP
Initial share price:	$28.40, which is the closing price of the underlying stock on the pricing date.
Pricing date:	February 2, 2009
Original issue date:	February 5, 2009
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	617482ED2
ISIN:	US617482ED25
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per RevCons	$1,000	$12.50	$987.50
Total	$4,000,000	$50,000	$3,950,000
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 32 dated February 2, 2009
Prospectus Supplement for RevCons dated December 23, 2008
Prospectus dated December 23, 2008

THE REVCONS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE REVCONS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.